ORGANIZATIONAL AND OFFERING EXPENSES REIMBURSEMENT AGREEMENT

AGREEMENT made this [    ] day of [            ], 2012, by and between PIMCO DYNAMIC INCOME FUND, a Massachusetts business trust (the “Fund”), and PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, a Delaware limited liability company (the “Sub-Adviser”).

WHEREAS, the Fund and ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC (the “Adviser”) have separately entered into an Investment Advisory Agreement dated [            ], 2012 (the “Management Contract”); and

WHEREAS, the Adviser and the Sub-Adviser have separately entered into a Portfolio Management Agreement dated [            ], 2012 (the “Portfolio Management Agreement”) pursuant to which the Sub-Adviser will provide portfolio management services to the Fund.

NOW THEREFORE, in consideration of the mutual covenants hereinafter contained, and in connection with the establishment and commencement of operations of the Fund, it is hereby agreed by and between the parties hereto as follows:

1.	The Sub-Adviser agrees to pay all of the Fund’s organizational expenses. The Sub-Adviser also agrees to pay, if the initial public offering occurs, the amount by which the Fund’s offering costs of the initial offering of common shares of beneficial interest of the Fund (“shares”) exceed $0.05 per share. The offering costs for which the Fund is being reimbursed pursuant to this Agreement do not include (x) management fees payable by the Fund pursuant to the terms of the Management Contract or fees payable to the Sub-Adviser under the Portfolio Management Agreement and (y) any sales load or underwriting discount paid by shareholders, but do include any applicable portion of the Fund’s reimbursement of expenses incurred by the Fund’s underwriters in connection with the initial public offering.

2.	This Agreement may be terminated only by the vote of (a) the Board of Trustees of the Fund, including the vote of the members of the Board who are not “interested persons” of the Fund within the meaning of the Investment Company Act of 1940, and (b) a majority of the outstanding voting securities of the Fund.

3.	If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder shall not be thereby affected.

4.	The Fund’s Agreement and Declaration of Trust, including any amendments thereto, is on file with the Secretary of The Commonwealth of Massachusetts. This Agreement is executed on behalf of the Fund by an officer of the Fund as an officer and not individually and the obligations imposed upon the Fund by this Agreement are not binding upon any of the Fund’s Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

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IN WITNESS WHEREOF, the Fund and the Sub-Adviser have caused this Agreement to be executed on the day and year first above written.

PIMCO DYNAMIC INCOME FUND

By:
Name:	Brian S. Shlissel
Title:	President and Chief Executive Officer

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:
Name:
Title: